Exhibit 99.1

FIRST AMENDING AGREEMENT

THIS AGREEMENT is made effective as of November 27, 2025

BETWEEN:

OBSIDIAN ENERGY LTD., a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),

OF THE FIRST PART,

- and -

ROYAL BANK OF CANADA, BANK OF MONTREAL and ICBC STANDARD BANK PLC (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),

OF THE SECOND PART,

- and -

ROYAL BANK OF CANADA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE THIRD PART.

WHEREAS the Borrower has advised the Agent and the Lenders that it intends to incur Permitted Junior Debt pursuant to 8.125% senior unsecured notes due on or about December 3, 2030 (the "2025 Notes") issued under and pursuant to a trust indenture dated on or about December 3, 2025 between the Borrower, as issuer, and Odyssey Trust Company, as trustee;

AND WHEREAS paragraph (h) of the definition of "Permitted Junior Debt" provides that, prior to the incurrence of Permitted Junior Debt, the Lenders shall have confirmed or redetermined the Borrowing Base in accordance with Section 2.23 of the Credit Agreement taking into account such Debt and the use of proceeds thereof;

AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.
Interpretation
1.1
In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this first amending agreement, as amended, modified, supplemented or restated from time to time.

"Credit Agreement" means the amended and restated credit agreement made as of April 4, 2025 between the Borrower, the Lenders and the Agent.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement, as amended by this Agreement.

1.2
The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.3
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
1.4
The following Schedule is annexed hereto and is incorporated by reference and deemed to be part hereof:

Schedule A – Form of Confirmation of Guarantee and Security.

2.
Amendments and Supplements
2.1
Confirmation of Borrowing Base. The Lenders hereby confirm and agree that as of the date hereof, the Borrowing Base has been determined to be Cdn.$300,000,000, and that the foregoing shall constitute (a) the Borrowing Base determination to occur by November 30, 2025 for the purposes of Section 2.23(2)(a) of the Credit Agreement, and (b) the Borrowing Base determination to occur for purposes of paragraph (h) of the definition of "Permitted Junior Debt" in respect of the 2025 Notes.
2.2
Amendment to Definition of "Permitted Junior Debt". The definition of "Permitted Junior Debt" contained in Section 1.1 of the Credit Agreement is hereby amended by deleting paragraph (g) thereof in its entirety and substituting the following therefor:

"(g) no cross-default to other Debt (as opposed to a cross-acceleration thereto or a principal payment default on maturity or interest payment default) or any maintenance financial tests (as opposed to an incurrence test);".

3.
Representations and Warranties

The Borrower hereby represents and warrants to the Agent and to each Lender, and the Borrower acknowledges and confirms that the Agent and each Lender are relying upon such representations and warranties, as follows:

(a)
Capacity, Power and Authority. It is a corporation validly existing and in good standing under the laws of the Province of Alberta and has all the requisite corporate capacity, power and authority to own its properties and carry on its business as presently carried on or as contemplated by the Documents.
(b)
Authorization; Enforceability. It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application limiting the enforceability of creditors' rights, to general principles of equity and to the fact that equitable remedies are only available in the discretion of the court.
(c)
Compliance with Other Instruments. None of the authorization, execution or delivery of this Agreement, the performance of any obligation of the Borrower pursuant hereto, or the consummation of the transactions contemplated herein requires or will require, pursuant to applicable law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as has already been obtained and are in full force and effect) nor is in conflict with or in contravention of (i) any applicable law, (ii) the Borrower's or any of its Material Subsidiary's articles, by-laws or other constating documents or any resolutions of directors or shareholders or partners, as applicable, or the provisions of its partnership agreement or declaration of trust or trust indenture (as applicable) or (iii) the provisions of any other indenture, instrument, undertaking or other agreement to which any of the Borrower or any of its Subsidiaries is a party or by which they or their respective properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect.
(d)
No Default. No Default or Event of Default has occurred or is continuing or will occur immediately after giving effect to this Agreement.
(e)
Credit Agreement Representations and Warranties. Each of the representations and warranties of the Borrower set forth in Article 8 of the Credit Agreement is true and accurate in all material respects (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which are true and accurate in all respects) as of the date hereof, except those made as of a specified date.
(f)
Confirmation re 2025 Notes. No Default, Event of Default or Borrowing Base Shortfall will be continuing at the time of issuance of the 2025 Notes or would exist immediately thereafter.

The representations and warranties set out herein shall survive the execution and delivery of this Agreement and the making of each Drawdown under the Credit Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

4.
Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)
receipt by the Agent of a fully executed copy of this Agreement; and
(b)
receipt by the Agent of a Confirmation of Guarantee and Security from the Borrower and each Material Subsidiary in substantially the form attached hereto as Schedule A.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

5.
Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 4 hereof.

6.
Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are reasonably required by the Agent (acting reasonably) in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

7.
Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

8.
Counterparts; Electronic Execution

This Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words "execution", "execute", "signed", "signature", and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

OBSIDIAN ENERGY LTD.

By:	("Signed")

Signature Page to the First Amending Agreement

1381-1386-8058.2

LENDERS:

ROYAL BANK OF CANADA

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

1381-1386-8058.2

BANK OF MONTREAL

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

1381-1386-8058.2

ICBC STANDARD BANK PLC

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

1381-1386-8058.2

AGENT:

ROYAL BANK OF CANADA, in its capacity as Agent

By:	("Signed")
Name:
Title:

Signature Page to the First Amending Agreement

1381-1386-8058.2

SCHEDULE A

Form of Confirmation of Guarantee and Security

CONFIRMATION OF GUARANTEE AND SECURITY

TO: The Lenders, Hedging Affiliates and each Cash Manager (together with the Agent (as defined below), collectively, the "Lender Secured Parties")

AND TO: Royal Bank of Canada, as agent of the Lenders (the "Agent")

DATE: November 27, 2025

WHEREAS Obsidian Energy Ltd. (the "Borrower") entered into an amended and restated credit agreement made as of April 4, 2025 between the Borrower, the Lenders and the Agent (the "Existing Credit Agreement");

AND WHEREAS each of the undersigned guaranteed: (a) (except in the case of the Borrower), all of the Obligations of the Borrower under, pursuant or relating to the Existing Credit Agreement and the other Documents; (b) all of the Lender Financial Instrument Obligations; and (c) all Cash Management Obligations, (collectively, the "Guaranteed Obligations"), in each case, pursuant to one or more guarantees, each made as of July 27, 2022 (collectively, the "Guarantees" and each a "Guarantee"), granted by each of the undersigned (either directly or through one or more of its amalgamation predecessors) in favour of the Agent and each of the other Lender Secured Parties;

AND WHEREAS as collateral security for, among other things, all of its Obligations (including, without limitation, its obligations arising under its respective Guarantee), Lender Financial Instrument Obligations and Cash Management Obligations (collectively, the "Lender Secured Obligations"), each of the undersigned (either directly or through one or more of its amalgamation predecessors) executed and delivered to the Agent, for and on behalf of the Lender Secured Parties, in each case, one or more floating charge demand debentures, debenture pledge agreements and general security agreements, each dated July 27, 2022 (together with all other Security (under and as defined in the Existing Credit Agreement), collectively, the "Security");

AND WHEREAS pursuant to a first amending agreement (the "First Amending Agreement") made as of even date herewith, the Borrower, the Lenders and the Agent have agreed to amend and supplement the Existing Credit Agreement;

AND WHEREAS each of the undersigned has been provided with a true, correct and complete copy of the First Amending Agreement;

AND WHEREAS each of the undersigned wishes to confirm to the Lender Secured Parties that: (a) its respective Guarantee continues to apply to the Guaranteed Obligations and (b) the Security continues to apply to the Lender Secured Obligations (including, for certainty, its obligations arising under its respective Guarantee);

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Lender Secured Parties to each of the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby confirms and agrees that: (a) each of its respective Guarantees and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Existing Credit Agreement pursuant to the First Amending Agreement, (b) each of its respective Guarantees shall continue to exist and apply to all of the Guaranteed Obligations and the Security shall continue to exist and apply to all of the Lender Secured Obligations (in each case, including, without limitation, the Obligations of the Borrower under, pursuant or relating to the Existing Credit Agreement as amended by the First Amending Agreement). This Confirmation of Guarantee and Security is in addition to and shall not limit, derogate from or otherwise affect any provisions of any Guarantee or the Security including, without limitation, Article 2 and Article 3 of each Guarantee.

1381-1386-8058.2

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Existing Credit Agreement as amended by the First Amending Agreement, as the context requires.

This Confirmation of Guarantee and Security shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of any of the undersigned may be found. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Confirmation shall be effective as delivery of an original executed counterpart of this Confirmation.

DATED as of the date first written above.

OBSIDIAN ENERGY LTD. OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, OBSIDIAN ENERGY LTD. 1647456 ALBERTA LTD. each of the foregoing by the undersigned

By:	("Signed")

1381-1386-8058.2